NO ACT

PE
1-7-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10013720

January 7, 2010

Michael L. Hermsen
Mayer Brown LLP
71 South Wacker Drive
Chicago, IL 60606-4637

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-7-10

Re: Bristol-Myers Squibb Company

Dear Mr. Hermsen:

This is in regard to your letter received on January 7, 2010 concerning the shareholder proposal submitted by the Unitarian Universalist Association of Congregations for inclusion in Bristol-Myers' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that Bristol-Myers will include the proposal in its proxy materials, and that Bristol-Myers therefore withdraws its December 30, 2009 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Charles Kwon
Special Counsel

cc: Timothy Brennan
Treasurer and Vice President of Finance
Unitarian Universalist Association of Congregations
25 Beacon Street
Boston, MA 02108

MAYER • BROWN

Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606-4637

Main Tel +1 312 782 0600
Main Fax +1 312 701 7711
www.mayerbrown.com

Michael L. Hermsen
Direct Tel +1 312 701 7960
Direct Fax +1 312 706 8148
mhermsen@mayerbrown.com

January 7, 2009

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Withdrawal of Request for No-Action Letter Regarding Stockholder Proposal Submitted by Unitarian Universalist Association of Congregations to Bristol-Myers Squibb Company

Dear Ladies and Gentlemen:

We are counsel to Bristol-Myers Squibb Company (the "Company") and, on behalf of the Company, we withdraw our letter, submitted on December 30, 2009, in which we requested that the staff of the Division of Corporation Finance concur that it will not recommend enforcement action if the Company omits a stockholder proposal and supporting statement (the "Proposal") submitted by the Unitarian Universalist Association of Congregations (the "Proponent").

We have been advised by our client that the Company will include the Proposal in its proxy materials for its 2010 annual meeting of stockholders unless the Proposal is subsequently withdrawn by the Proponent.

A copy of this letter is being sent simultaneously to the Proponent.

If you have any further questions regarding this withdrawal, or require additional information, please do not hesitate to call me at (312) 701-7960 or Sandra Leung, the Company's Senior Vice President, General Counsel and Secretary, at (212) 546-4260.

Sincerely,



Michael L. Hermsen

Att.
cc: Sandra Leung, Bristol-Myers Squibb Company
Unitarian Universalist Association of Congregations

MAYER • BROWN

Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606-4637

Main Tel +1 312 782 0600
Main Fax +1 312 701 7711
www.mayerbrown.com

Michael L. Hermsen
Direct Tel +1 312 701 7960
Direct Fax +1 312 706 8148
mhermsen@mayerbrown.com

December 30, 2009

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Stockholder Proposal Submitted by Unitarian Universalist Association of Congregations to Bristol-Myers Squibb Company

Dear Ladies and Gentlemen:

We are counsel to Bristol-Myers Squibb Company (the "Company") and, on behalf of the Company, we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend enforcement action if the Company omits a shareholder proposal and supporting statement (the "Proposal") submitted by the Unitarian Universalist Association of Congregations (the "Proponent"). The Proponent seeks to include the Proposal in the Company's proxy materials for its 2010 annual meeting of stockholders (the "2010 Proxy Materials").

The Company received the Proposal from the Proponent on November 24, 2009. A copy of the Proposal, together with the related correspondence between the Company and the Proponent are attached hereto as Attachment A.

I. The Proposal

The Proposal requests that the Company's stockholders recommend that the Company's Board of Directors "...adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company Management, seeking an advisory vote of shareholders to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis." ("CD&A")

II. Basis for Exclusion

Rule 14a-8(i)(3) permits a company to exclude a proposal if the proposal or the supporting statement violates the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. In particular, companies, faced with proposals like the Proposal, have successfully argued that proposals may be excluded in *their*

entirety if the language of the proposal or the supporting statement render the proposal so vague and indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. See Staff Legal Bulletin Number 14B (September 15, 2004) ("SLB 14B"), where the Staff clarified its interpretative position with regard to the continued application of Rule 14a-8(i)(3) to stockholder proposals which are hopelessly vague and indefinite. The Staff also affirmed in SLB 14B that a proposal may be excluded under Rule 14a-8(i)(3) when a factual statement in the proposal or supporting statement is materially false or misleading.

The Proposal is precisely such a proposal, and for the reasons set forth below, the Proposal is properly excludable under Rule 14a-8(i)(3) and we respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2010 Proxy Materials.

III. Analysis

A. _The Proposal may be excluded under Rule 14a-8(i)(3) because the Proposal is so inherently vague and indefinite that it is materially false and misleading_

The Proposal seeks to have the Company's Board of Directors (the "Board") adopt a policy requiring a proposal to be included in the Company's proxy materials for each annual meeting, which is to be "submitted by and supported by Company Management," seeking an advisory vote of stockholders to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's CD&A.

At the outset, it is important to point out that the Staff has concurred in the exclusion of two identical proposals last year under Rule 14a-8(i)(3) as materially false and misleading under Rule 14a-9. *See Jefferies Group, Inc.* (available February 11, 2008, reconsideration denied February 25, 2008) ("*Jefferies*") (the Staff concurred in the exclusion of a proposal, with text of the proposal identical to the Proposal as materially false and misleading); *The Ryland Group, Inc.* (available February 7, 2008) ("*Ryland*") (the Staff concurred in the exclusion of a proposal, with text of the proposal identical to the Proposal as materially false and misleading).

1. *The Proposal is subject to exclusion because it is unclear who should act – "management" or the Company's Board of Directors and, therefore, neither stockholders nor the Company would be able to determine with any reasonable certainty exactly what actions are required*

The Proposal, as in *Jefferies and Ryland*, urges the "board of directors" to adopt a policy regarding advisory vote proposals to be submitted by and supported by "Company Management" to ratify and approve the "board Compensation's Committee Report" and the executive compensation policies and practices set forth in the CD&A. The supporting statement that is part of the Proposal (the "Supporting Statement") also references the usefulness of an advisory vote in providing "our board and management" with information from shareholders. The Proposal

and the Supporting Statement clearly refer to the Board and Company's management separately; however, throughout the proposal and Supporting Statement, there is a complete failure to clarify the distinction or impact between actions taken by the Board and those taken by the Company's management.

The Proposal's requirement that all future advisory votes be "submitted by and supported by Company Management" conflicts with the authority of the Board under Delaware law and the proxy rules to control what is submitted to stockholders for a vote, as well as to make a recommendation as to how the Company's stockholders should vote on such matters. Consistent with state law[1] and the proxy rules, the Board solicits authority to vote the shares of stock of the Company's stockholders at the annual meeting. The Board's solicitation of this proxy authority relates to the matters to be voted on at the annual meeting. Further, the solicitation is required to, and does, make clear that the proxy authority is being solicited by the Board.[2] As such, the Board – not the Company's management – determines those matters that will be presented to stockholders at an annual meeting, determines those matters that will be presented in the Company's proxy statement, and consistent with its fiduciary duties, uses its judgment in recommending whether stockholders should support or oppose the matters presented.

In addition, given the conflict in the roles of the Board and Company management set forth in the Proposal, there is a fundamental lack of certainty as to how the Proposal would be implemented. Just as in *Jefferies*, neither the Company's stockholders reviewing this Proposal nor the Board would be able to determine with any reasonable certainty what actions are sought by the Proposal, since the authority to submit and support the Proposal in the proxy statement rests with the Board, not with the Company's management, as required under the plain language of the Proposal.

In this connection, the U.S. District Court, in the case of NYC Employees' Retirement System v. Brunswick Corp., 789 F. Supp. 144, 146 (S.D.N.Y. 1992) ("NYCERS"), stated:

---

[1] §141(a) of the Delaware General Corporation Law states:

"The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation. If any such provision is made in the certificate of incorporation, the powers and duties conferred or imposed upon the board of directors by the chapter shall be exercised or performed to such extent and by such person or persons as shall be provided in the certificate of incorporation.

[2] Commission Rule 14a-4(a) states, in part, that the "form of proxy (1) shall indicate in bold-face type whether or not the proxy is solicited on behalf of the registrant's board of directors or … on whose behalf the solicitation is made. . . ." In compliance with this requirement, the Schedule 14A Proxy Statement of the Company for its 2009 annual meeting of stockholders includes the following language: "This Proxy Statement is being delivered to all stockholders of record as of the close of business on March 12, 2009 in connection with the solicitation of proxies on behalf of the Board of Directors for use at the Annual Meeting of Stockholders on May 5, 2009."

> "[T]he Proposal as drafted lacks the clarity required of a proper shareholder proposal. Shareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote."

The very same problem associated with the NYCERS proposal exists with the instant submission. Consistent with Staff precedent, the Company's stockholders cannot be expected to make an informed decision on the merits of the Proposal if they are unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B.

Because neither the Company's stockholders nor the Board would be able to determine with any certainty what actions the Company would be required to take in order to properly implement the Proposal, we believe that the Proposal is impermissibly misleading and excludable in its entirety under Rules 14a-8(i)(3) and 14a-9.

2. *The Proposal is subject to exclusion because it is subject to multiple inconsistent interpretations*

The Staff has frequently concurred that proposals that are susceptible to multiple interpretations can be excluded as vague and indefinite because the company and its stockholders might interpret the proposal differently, such that any action ultimately taken by the company upon implementation of the proposal could be significantly different from the actions envisioned by stockholders voting on the proposal. *Fuqua Industries, Inc.* (available March 12 1991). More recently, in *International Business Machines* (available January 26, 2009) and *General Electric Co.* (available January 26, 2009, reconsideration denied April 2, 2009), a proposal requested that the Board take the steps necessary to amend the By-Laws and each appropriate governing document to give the holders of 10% of the Company's outstanding stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. That proposal further provided that such "bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board." Because that proposal was susceptible to at least two interpretations, the Staff concurred with the exclusion of the proposal as vague and indefinite. *See also International Business Machines* (available February 2, 2005) (concurring with the exclusion of a proposal regarding officer and director compensation as vague and indefinite because the identity of the affected officers and directors was susceptible to multiple interpretations).

As noted by the registrant in *Jefferies*, which received a proposal identical to the Proposal, "fundamentally inconsistent interpretations can be made of this Proposal."[3] Just as in *Jefferies*, the Proposal is subject to multiple interpretations, including:

---

[3] In this regard, the registrant in *Jefferies* cited for support a no-action letter in *Bank Mutual Corporation* (available January 11, 2005), where the Staff expressed its view concurring that a proposal seeking that "a mandatory retirement age be established for all directors upon attaining the age of 72 years" could be omitted in reliance on rule
(cont'd)

- a stockholder may decide to vote for or against the Proposal based on his or her view that it will be "Company Management" that will submit and support the future advisory vote resolutions—with this view based on a reading of the plain language of the Proposal, which calls for "Company Management" submission and support of these advisory vote proposals; or

- a stockholder may decide to vote for or against the Proposal based on his or her view that it will be the Company's Board of Directors that will submit and support the future advisory vote resolutions—with this view based on Delaware law requirements, the language in our proxy materials consistent with Delaware law as well as Rule 14a-4, including with respect to the Proposal, that it is the Board submitting matters for stockholder consideration, as well as making recommendations as to whether those matters should be supported by stockholders.

The Proposal is subject to multiple inconsistent interpretations rendering the Proposal vague and indefinite. Moreover, if the Company finds the Proposal vague and indefinite, we respectfully suggest that the Company's stockholders at large, faced with the inconsistent and confusing language of the Proposal, would also be confused if they had to interpret, vote upon, and/or suggest the proper implementation of such submission. Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and excludable in its entirety under Rules 14a-8(i)(3) and 14a-9.

3. The Proposal is subject to exclusion because it is unclear what the advisory vote should address.

Even before the previously cited no-action letters in *Jefferies and Ryland*, the Staff has concurred in requests to exclude similar stockholder proposals seeking advisory votes on Compensation Committee Reports in proxy statements, where such proposals were vague or misleading as to the objective or effect of the proposed advisory vote.[4]

(... cont'd)

14a-8(i)(3). In its request for relief, *Bank Mutual* noted that it was unclear whether the Proponent intended to submit a proposal that required all directors retire after attaining the age of 72, or merely that a retirement age be set upon a director attaining age 72. In other words, while the intent of the proposal could probably be understood as requiring each director to retire upon reaching 72 years of age, the plain language of the proposal could also be understood as requiring a retirement age be set upon a director reaching age 72. These two interpretations are substantively different, as one would set the retirement age at 72 years and the other would set the date when each director's retirement age would be established.

[4] See, e.g. *Energy East Corp.* (available February 12, 2007); *WellPoint Inc.* (available February 12, 2007); *Burlington Northern Santa Fe Corp.* (available January 31, 2007); *Johnson & Johnson* (available January 31, 2007); *Allegheny Energy, Inc.* (available January 30, 2007); *The Bear Stearns Companies Inc.* (available January 30, 2007); and *PG&E Corp.* (available January 30, 2007) (in each case, the Staff concurred with the exclusion of a shareholder proposal seeking an advisory vote on the Compensation Committee report as materially false or misleading).

In *Sara Lee Corp.* (available September 11, 2006) ("*Sara Lee*"), a stockholder had also urged the board to adopt a policy that the stockholders be given the opportunity to vote on an advisory resolution to be proposed by management to approve the report of the Compensation and Employee Benefits Committee set forth in the proxy statement. There, the Staff explained that going forward, proposals of this nature *would* be materially false or misleading under Rule 14a-8(i)(3). In arriving at this position, the Staff wrote:

> "[W]e note that the Board's Compensation Committee Report will no longer be required to include a discussion of the compensation committee's 'policies applicable to the registrant's executive officers' (as required previously under Item 402(k)(1) of Regulation S-K) and, instead, will be required to state whether: (a) the compensation committee has reviewed and discussed the Compensation Discussion and Analysis with management; and (b) based on the review and discussions, the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in the company's annual report on Form 10-K and, as applicable, the company's proxy or information statement. The proposal's stated intent to "allow stockholders to express their opinion about senior executive compensation practices" would be potentially materially misleading as shareholders would be voting on the limited content of the new Compensation Committee Report, which relates to the review, discussions and recommendations regarding the Compensation Discussion and Analysis disclosure rather than the company's objectives and policies for named executive officers described in the Compensation Discussion and Analysis."[5]

In contrast, where an advisory vote was sought that was specifically aimed at the compensation of "named executive officers" as disclosed in the company's Summary Compensation Table and the narrative accompanying such tables, such as the text of the advisory vote proposal submitted by the Proponent last year and included beginning on page 65 of the Company's proxy statement for its 2009 annual meeting of stockholders, Rule 14a-8(i)(3) has not been available to exclude such proposals.[6]

---

[5] In the case of *Sara Lee*, since the disclosure requirements for the Compensation Committee Report were revised by the SEC **after** the deadline for submitting stockholder proposals to Sara Lee had passed, in the no-action letter, the staff noted that such proponent could revise that proposal to make clear that the advisory vote would relate to the description of the company's objectives and policies regarding named executive officer compensation that is included in the Compensation Discussion and Analysis. However, the staff did <u>not</u> provide similar relief to other stockholder proponents submitting similar proposals to companies <u>after</u> the adoption of these revised disclosure requirements, and the staff routinely granted requests for no-action relief under Rule 14a-8(i)(3) when the focus of such proposals remained on the Compensation Committee Report rather than the CD&A. See also Note 5.

[6] *See, e.g., Zions Bancorporation* (available February 26, 2009); *Allegheny Energy, Inc.* (available February 5, 2008); *Burlington Northern Santa Fe Corp.* (available January 22, 2008); *Jones Apparel Group, Inc.* (available March 28, 2007); *Affiliated Computer Services* (available March 27, 2007), *Blockbuster, Inc.* (available March 12, 2007); *Northrop Grumman Corp.* (available February 14, 2007); and *Clear Channel Communications* (available February 7, 2007) (in each case, the Staff was unable to concur with the exclusion under Rule 14a-8(i)(3) of a

(cont'd)

Instead, as in *Jefferies* and *Ryland*, the Proposal submitted for inclusion in the 2010 Proxy Materials seeks for the Company to provide for a stockholder advisory vote to ratify and approve both the Board's Compensation Committee Report *and* the executive compensation policies and practices set forth in the Company's CD&A. As in *Jefferies* and *Ryland*, the Proposal makes clear that the Proposal seeks a single combined advisory vote, but the Proposal is vague and has misleading statements as to the intended operation and effect of the proposed vote.

In the first place, the Proposal is vague and misleading as to the effect or objective of implementing an advisory vote on the Compensation Committee Report. Under the Commission's disclosure rules, the Compensation Committee Report is not a substantive executive compensation disclosure but instead is a corporate governance disclosure, which is specifically required under Item 407(e) of Regulation S-K. Under Item 407(e)(5) of Regulation S-K, the Compensation Committee Report must state whether the compensation committee reviewed and discussed the CD&A required by Item 402(b) with management; and, based on the review and discussions, whether the compensation committee recommended to the board of directors that the CD&A be included in the company's annual report on Form 10-K and proxy statement.

However, the third paragraph of the Supporting Statement states that "An Advisory Vote establishes an annual referendum process for shareholders about senior executive compensation." The same paragraph goes on to note that such a vote "would provide our board and management useful information from shareholders on the company's senior executive compensation especially when tied to an innovative communication program." Similarly, the eighth paragraph of the Supporting Statement states that current rules and listing standards do not provide shareholders with sufficient mechanisms for providing input to boards on senior executive compensation and that "in the United Kingdom, public companies allow shareholders to cast a vote on the 'directors' remuneration report,' which discloses executive compensation." The same paragraph goes on to assert that "[s]uch a vote isn't binding but gives shareholders a clear voice that could help shape senior executive compensation." Read together, these sentences suggest that providing an advisory vote here to ratify and approve the Board Compensation Committee Report would constitute a vote on a report that discloses compensation and could "help shape senior executive compensation." Not only is this confusing, we believe this to be materially false and misleading.

In addressing the identical proposal in *Ryland*, the registrant wrote:

> "As shareholders would be voting on the limited content of the Compensation Committee Report, which relates to the occurrence or non-occurrence of factual actions by the compensation committee relating to the members' physical review,

---

(... cont'd)

shareholder proposal that sought an advisory vote on the compensation disclosed in the proxy statement's Summary Compensation Table for the named executive officers ("NEOs").

> discussions and recommendations regarding the CD&A disclosure, the Proposal does not make sense."

We agree with such analysis, as well as the Staff's concurrence to exclude such proposal as materially false and misleading. Yet, the text of the Proposal continues to request precisely what was expressly rejected in both *Jeffries and Ryland* under Rule 14a-8(i)(3). Moreover, as earlier noted by the Staff in *Sara Lee*, a proposal's intent to allow shareholders to express their opinion about senior executive compensation practices would be materially misleading when applied to the limited content of the Compensation Committee Report. Absent any clear discussion in the Supporting Statement as to the effect of an advisory vote on the Compensation Committee Report, we believe the Proposal misleadingly indicates that such a vote would convey meaningful information regarding the Company's senior executive compensation.

The Supporting Statement also makes conflicting statements as to the intended objective or effect of the Proposal's combined vote "to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's CD&A." For example, the third paragraph of the Supporting Statement asserts that "An Advisory Vote establishes an annual referendum process for shareholders about senior executive compensation." The Proponent goes on in such paragraph to note that "this vote would provide our board and management useful information from shareholders on the company's senior executive compensation especially when tied to an innovative investor communication program." However, other language in the Supporting Statement creates confusion by suggesting that the goal and effect of the Proposal is to provide the Company's stockholders with an opportunity to vote on whether the Company's executive compensation policies and procedures have been adequately explained in the CD&A. For example, the tenth paragraph of the Supporting Statement — noting the Proponent's belief that "a company that has a clearly explained compensation philosophy and metrics, reasonably links pay to performance, and communicates effectively to investors would find a management sponsored Advisory Vote a helpful tool" — can be read to suggest that the vote in question is intended to address how clearly or effectively a company communicates about its executive compensation programs to stockholders. In our view, the Proposal is vague and indefinite on what exactly is to be voted on, and is equally unclear on how those objectives can be achieved through a vote on both the Compensation Committee Report and the policies and practices set forth in the CD&A.

In sum, just as in *Jefferies* and *Ryland*, this Proposal is materially misleading because, following the Commission's adoption of the current compensation disclosure rules, the Company's Compensation Committee Report does not contain the information that the Proposal would indicate that our stockholders should be voting on — the Company's executive compensation policies. Further, given the vague and conflicting statements in the Proposal as to the operation and effect of the combined advisory vote that is sought by the Proposal, it is simply not possible for the Company's stockholders in voting on the Proposal or for the Board, if it were to seek to implement the Proposal, to determine exactly what is called for under the Proposal. As in *Jefferies* and *Ryland*, the language of the Proposal creates a fundamental uncertainty as to whether the advisory vote would relate in some way to the actions by the Board that are

described in the Compensation Committee Report, the clarity or effectiveness of the Company's compensation disclosures or the substance of the Company's executive compensation policies and practices. Since neither the Company's stockholders voting on the Proposal, nor the Board, in implementing the Proposal if adopted, would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires, or what the resulting Company stockholder vote would mean, we conclude that the Proposal is so inherently vague that it is materially misleading and excludable under Rule 14a-8(i)(3).

B. *The Proposal may be excluded under Rule 14a-8(i)(3) because it contains materially false or misleading statements*

The Proposal recommends the Board adopt a policy requiring that the proxy statement for each annual meeting contain a proposal submitted by and supported by Company management seeking an advisory vote of stockholders to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's CD&A. However, as noted above, it is inconsistent with state law for stockholders to dictate to the Company's Board of Directors or the management what they collectively and/or individually will "support."

Furthermore, because the language of the Proposal is vague and indefinite and because the Proposal requests stockholders to ratify and approve the Compensation Committee Report, which is not a substantive executive compensation disclosure, if the Proposal were to be included in the Company's 2010 Proxy Materials, the Board would recommend a vote against the Proposal, and would include a statement explaining the basis for that recommendation to our stockholders. Although the proxy statement would not include the views of "Company Management" regarding the Proposal as required by the Proposal, Company management is of the same view with regard to the Proposal.

As was argued in *Jefferies*, the inclusion of the Proposal in the Company's annual proxy statement would require the Company to include the language "***submitted by and supported by Company Management***," which appears to be a fundamental element of the purpose and intent of the Proposal. The registrant in *Jeffries* noted:

> "The required inclusion of the Proposal in the Company's proxy materials would require the inclusion of the language in the Proposal that future advisory vote resolutions would be "support[ed]." The Proponent differentiates the Proposal itself from prior advisory vote proposals through its inclusion of this "support" language. Clearly, therefore, the element of "support" is fundamental to the Proposal's purpose and intent.
>
> While it is fundamentally unclear as to whether this support would be from the Board or "management," it is the view of both the Board and management that such an advisory vote resolution would not and should not be "support[ed]." Since the Proposal's requirement that the advisory vote resolution be "supported

> by management" is material to the purpose and intent of the Proposal, shareholders would be voting on the Proposal based on the language in the Proposal that those future advisory vote resolutions would be "supported by management."
>
> As neither the Board nor management believes it would be appropriate to "support" either the Proposal or an advisory vote resolution, the inclusion of the Proposal in the Company's proxy materials would require the inclusion in those materials of information that is materially false and misleading. Therefore, the Company believes that the required inclusion of the Proposal in its proxy materials would require it to include information in its proxy materials that is materially false and misleading and, as such, the Proposal may be omitted in reliance on rule 14a-8(i)(3). (emphasis added)"

The staff concurred that the proposal in *Jefferies* could be excluded under Rule 14a-8(i)(3). The same result should apply here to the Proposal. The Proposal is unclear, as discussed above, as to whether support should come from the Board or from Company's management, but it is the view of both the Board and the Company's management that the Proposal should not be supported. Thus, inclusion of the Proposal in our proxy materials would also require inclusion of language that is materially false and misleading, and as such, the Proposal is properly excludable under Rule 14a-8(i)(3). See also *Ryland*.

IV. Conclusion

Based on the foregoing, the Company respectfully requests confirmation that the Staff will not recommend any enforcement action if, in reliance on the foregoing, the Company excludes from its 2010 Proxy Materials the Proposal in its entirety.

Pursuant to Rule 14a-8(j), we have submitted this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission. Accordingly, the Staff's prompt review of this request would be greatly appreciated.

Because this request is being submitted electronically, we are not enclosing the additional six copies ordinarily required by Rule 14a-8(j). A copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to omit from its 2010 Proxy Materials the Proposal in its entirety. This letter constitutes the Company's statement of the reasons it deems the omission of the Proposal to be proper.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that

correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

We would be happy to provide you with any additional information and answer any questions you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (312) 701-7960 or Sandra Leung, the Company's Senior Vice President, General Counsel and Secretary, at (212) 546-4260.

Sincerely,



Michael L. Hermsen

Att.
cc: Sandra Leung, Bristol-Myers Squibb Company
Unitarian Universalist Association of Congregations

ATTACHMENT A





UNITARIAN UNIVERSALIST
ASSOCIATION OF CONGREGATIONS

Timothy Brennan
Treasurer and Vice President of Finance

25 Beacon Street
Boston
Massachusetts 02108
USA
617 948 4305 tel
617 367 3237 fax

www.uua.org

BY OVERNIGHT MAIL

November 24, 2009

Ms. Sandra Leung
Senior Vice President, General Counsel & Corporate Secretary
Bristol-Myers Squibb
345 Park Avenue
New York, NY 10154

Dear Ms. Leung:

The Unitarian Universalist Association of Congregations ("UUA"), holder of 474 shares in Bristol-Myers Squibb, is hereby submitting the enclosed resolution for consideration at the upcoming annual meeting. The resolution requests that the Company's board of directors adopt a policy that provides shareholders the opportunity at each annual meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers set forth in the proxy statement's Summary Compensation Table.

Such advisory resolutions, or "Say on Pay" as they have come to be called, were a major theme for institutional investors in 2009. We and many other investors believe that the advisory vote proposal provides a reasonable means for shareowners to have input on executive compensation without micromanaging the compensation committee. Further, having an advisory vote sets up the basis for a dialogue and provides a useful means for shareowners to engage with companies on the issue of executive pay.

This resolution is proposed by the Unitarian Universalist Association of Congregations, which is a faith community of more than 1000 self-governing congregations that bring to the world a vision of religious freedom, tolerance and social justice. With roots in the Jewish and Christian traditions, Unitarianism and Universalism have been a force in American spirituality from the time of the first Pilgrim and Puritan settlers. The UUA is also an investor with an endowment valued at approximately $100 million, the earnings of which are an important source of revenue supporting our work in the world. The UUA takes its responsibility as an investor and shareowner very seriously. We view the shareholder resolution process as an opportunity to bear witness to our values at the same time that we enhance the value of our investments.

We submit the enclosed resolution for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the upcoming annual meeting. We have held at least $2,000 in market value of the Company's common stock for more than one year as of the filing date and will continue to hold at least the requisite number of shares for filing proxy resolutions through the stockholders' meeting. A representative

of the UUA will attend the annual meeting to move the resolution as required. We expect other investors will co-file this resolution with us.

If you have questions or wish to discuss the proposal, you may contact me at 617-948-4305 or by email at tbrennan@uua.org.

Yours very truly,



Tim Brennan
Treasurer and Vice President of Finance

Enclosure: Shareholder resolution on executive compensation

ADVISORY VOTE ON EXECUTIVE COMPENSATION

RESOLVED - the shareholders of Bristol-Myers Squibb recommend that the board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company Management, seeking an advisory vote of shareholders to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis.

SUPPORTING STATEMENT

Investors are increasingly concerned about mushrooming executive compensation especially when it is insufficiently linked to performance.

In 2009 shareholders filed close to 100 "Say on Pay" resolutions. Votes on these resolutions averaged more than 46% in favor, and close to 25 companies had votes over 50%, demonstrating strong shareholder support for this reform. Investor, public and legislative concerns about executive compensation have reached new levels of intensity.

An Advisory Vote establishes an annual referendum process for shareholders about senior executive compensation. We believe this vote would provide our board and management useful information from shareholders on the company's senior executive compensation especially when tied to an innovative investor communication program.

In 2008 Aflac submitted an Advisory Vote resulting in a 93% vote in favor, indicating strong investor support for good disclosure and a reasonable compensation package. Chairman and CEO Daniel Amos said, "An advisory vote on our compensation report is a helpful avenue for our shareholders to provide feedback on our pay-for-performance compensation philosophy and pay package."

Over 30 companies have agreed to an Advisory Vote, including Apple, Ingersoll Rand, Microsoft, Occidental Petroleum, Pfizer, Prudential, Hewlett-Packard, Intel, Verizon, MBIA and PG&E. And nearly 300 TARP participants implemented the Advisory Vote in 2009, providing an opportunity to see it in action.

Influential proxy voting service RiskMetrics Group, recommends votes in favor, noting: "RiskMetrics encourages companies to allow shareholders to express their opinions of executive compensation practices by establishing an annual referendum process. An advisory vote on executive compensation is another step forward in enhancing board accountability."

A bill mandating annual advisory votes passed the House of Representatives, and similar legislation is expected to pass in the Senate. However, we believe companies should demonstrate leadership and proactively adopt this reform before the law requires it.

We believe existing SEC rules and stock exchange listing standards do not provide shareholders with sufficient mechanisms for providing input to boards on senior executive compensation. In contrast, in the United Kingdom, public companies allow shareholders to cast a vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives shareholders a clear voice that could help shape senior executive compensation.

We believe voting against the election of Board members to send a message about executive compensation is a blunt, sledgehammer approach, whereas an Advisory Vote provides shareowners a more effective instrument.

We believe that a company that has a clearly explained compensation philosophy and metrics, reasonably links pay to performance, and communicates effectively to investors would find a management sponsored Advisory Vote a helpful tool.

 Bristol-Myers Squibb Company

345 Park Avenue New York, NY 10154

December 4, 2009

VIA FEDERAL EXPRESS
Tim Brennan
Unitarian Universalist Association of Congregations
25 Beacon Street
Boston, MA 02108

Dear Mr. Brennan:

I am writing on behalf of Bristol-Myers Squibb Company (the "Company"), which received on November 24, 2009, a stockholder proposal from the Unitarian Universalist Association of Congregations (the "Proponent") entitled "Executive Compensation Advisory Vote" for consideration at the Company's 2010 Annual Meeting of Stockholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to the Proponent's attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that the Proponent is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, the Proponent must submit sufficient proof of its ownership of the requisite number of Company shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, the Proponent continuously held the requisite number of Company shares for at least one year; or

- if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of Company shares for the one-year period.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date this letter is received. Please address any response to me at the address listed above. Alternatively, you may transmit any response by facsimile to me at (609) 897-6217 or via e-mail at sonia.vora@bms.com.

If you have any questions with respect to the foregoing, please contact me at (609) 897-3538. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,



Sonia Vora
Senior Counsel & Assistant Corporate Secretary

Enclosure

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

            A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

            B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

            C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4. How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

    1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

    2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and sends its proxy materials.

    3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and sends its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

    1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

    2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

    1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

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2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

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3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body; or a procedure for such nomination or election:

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2. The company must file six paper copies of the following:

        i. The proposal;

        ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.



STATE STREET.

Wealth Manager Services
1200 Crown Colony Drive
Quincy, MA 02169

Monday, November 30, 2009

Rachel Daugherty
Unitarian Universalist Association
25 Beacon Street
Boston, MA 02108

Dear Rachel:

As of November 24th, 2009, State Street Bank held 124 shares of BRISTOL MYERS SQUIBB CO, CUSIP 110122108, Ticker BMY, in account OMB Memorandum M-07-16 UUA Socially Responsible Investing. The shares have been held in custody for more than one year.

Please contact me if you have any questions or require further information,

Sincerely,

Andrew Girard
Client Service Manager
State Street Bank & Trust